AMENDMENT VF 2-20-03

02054952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 20 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-38756

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
United American Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave. Suite 1220
(No. and Street)

New York | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bahman Mossavar-Rahmani 212-983-5822
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman & Co., LLP
(Name — if individual, state last, first, middle name)

404 Park Avenue South | New York | NY | 10016
(Address) | (City) | (State) | Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

## OATH OR AFFIRMATION

I, Bahman Mossavar-Rahmani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of 06/30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

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[signature]
Signature

President
Title

[signature]
Notary Public

DIANA ABBONDOLA
Notary Public, State of New York
No. 01AB4692819
Qualified In New York County
Commission Expires March 30, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eichler Bergsman & Co., LLP
*Certified Public Accountants*
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

November 18, 2002

Ms. Robyn Bifone
NASD
New York District Office
One Liberty Plaza
165 Broadway
New York, NY 10006

**Re: United American Securities Inc.**

Dear Ms. Bifone:

In response to your letter dated November 6, 2002, we submit a detailed schedule to reconcile the focus report submitted by United American Securities Inc. on July 23, 2002 to the audited financial statement for the year ended June 30, 2002.

| | | |
|---|---|---|
| Stockholders' equity per focus report | | $ 327,946 |
| Additions: | | |
| Increase in fee income (Accounts receivable) | $ 248,224 | |
| Increase in prepaid expenses | 9,018 | |
| Increase in equity in limited Partnership - not booked | 114,529 | 371,771 |
| Deductions: | | |
| Increase in accrued expenses | $ 55,015 | |
| Increase in tax liabilities | 74,594 | |
| Depreciation expense - not booked | 12,815 | (142,424) |
| Stockholders' equity per financial statement | | $ 557,293 |

In addition, we have prepared and attached a comparative schedule of the focus report's calculations.

If you need any additional information, please contact us.

Very truly yours,

Gilbert Bergsman

Attach.

## United American Securities, Inc
## Net Capital Reconciliation
## June 30, 2002

| | Per Financial Statements | | Per Initial Focus Report | |
|---|---|---|---|---|
| **Stockholders' Equity** | | 557,293 | | 327,946 |
| **Deductions** | | | | |
| **Non-allowable assets** | | | | |
| **Fixed assets** | 33,094 | | 45,910 | |
| **Deposits, prepaid expenses, and other investments** | | | | |
| Security Deposits | 20,317 | | 20,317 | |
| Deposit at clearing broker | 25,000 | | | |
| Storage Deposit | 40 | | 40 | |
| Investment in partnership | 41,952 | | 33,848 | |
| Prepaid expenses | 16,007 | | 6,988 | |
| Petty cash | | | 1,500 | |
| Miscellaneouse | 1,546 | | 1,773 | |
| Receivables over 30 days | 200,744 | | - | |
| | 338,700 | | 110,376 | |
| | | 338,700 | | 110,376 |
| **Net capital before haircuts** | | **218,593** | | **217,570** |
| Add: Investment partnership marked to market | | | | 114,392 |
| Less: Investment partnership haircut | | (38,856) | | (177,169) |
| **Net Cpital** | | **179,737** | | **154,793** |
| Minimum Capital | | 5,000 | | 5,000 |
| **Excess Net capital** | | **174,737** | | **149,793** |